EXHIBIT INDEX
Exhibit  Description
16       Letter regarding change in certifying accountant


Securities and Exchange Commission
Washington, D.C. 20549


January 13, 1999


Ladies and Gentlemen:

We have served as principal accountants for Westwood Homestead Financial Corporation and, under the date of January 30, 1998, we reported on the consolidated financial statements of Westwood Homestead Financial Corporation and subsidiaries as of and for the years ended December 31, 1997 and 1996. On December 22, 1998 we were informed that our appointment as principal accountants will be terminated upon completion of the audit for the year ended December 31, 1998 and issuance of the auditors' report thereon. We have read Westwood Homestead Financial Corporation's statements included under Item 4 of its Form 8-K dated December 29, 1998, and we agree with such statements.

Very truly yours,

/s/   KPMG LLP